Filed Pursuant to Rule 424(b)(5)
Registration No. 333-223960

Amendment No. 3 to Prospectus Supplement Dated December 7, 2018

(To Prospectus Dated June 5, 2018)

Subscription Rights to Purchase Up to 10,000 Units

Consisting of an Aggregate of Up to 10,000 Shares of Series 5 Convertible Preferred Stock

and Warrants to Purchase Up to 3,000,000 Shares of Common Stock

at a Subscription Price of $1,000 Per Unit

This Amendment No. 3 to prospectus supplement amends the prospectus supplement dated December 7, 2018, as amended by Amendment No. 1 dated December 21, 2018 and Amendment No. 2 dated January 7, 2019 (as so amended, the “original prospectus supplement”).  This Amendment No. 3 to prospectus supplement is incorporated by reference into the original prospectus supplement and should be read in conjunction with the original prospectus supplement and the base prospectus dated June 5, 2018 (the “base prospectus”).  This Amendment No. 3 amends only those sections of the original prospectus supplement listed in this amendment; all other sections of the original prospectus supplement remain as is. This Amendment No. 3 to prospectus supplement is not complete without, and may not be delivered or utilized, except in conjunction with the original prospectus supplement and the base prospectus, including any amendments or supplements thereto.

The original prospectus supplement and this Amendment No. 3 relate to our distribution to holders of our common stock, Series 4 Convertible Preferred Stock and certain of our outstanding warrants who are entitled to participate in this offering, at no charge, non-transferable subscription rights to purchase up to an aggregate of $10 million of units, subject to increase as described in the original prospectus supplement. Each unit originally consisted of one share of Series 5 Convertible Preferred Stock and 200 warrants. We refer to the offering that is the subject of the original prospectus supplement, as amended by this Amendment No. 3, as the rights offering. In the rights offering, you have received one subscription right for every share of common stock owned (or into which such Series 4 Convertible Preferred Stock may be converted or such participating warrants may be exercised) at 5:00 p.m., Eastern Time, on December 6, 2018, the record date of the rights offering.

In accordance with the original prospectus supplement, we may increase the amount of gross proceeds to be raised in the rights offering and increase the amount of units issuable in the rights offering. We are filing this Amendment No. 3 to clarify that we may increase the offering amount by 20%, in our sole discretion, which could result in gross proceeds of up to $12 million.

Accordingly, after giving effect to the foregoing clarification to the offering amount, we may sell up to 12,000 units to holders of our common stock, Series 4 Convertible Preferred Stock and certain of our outstanding warrants entitled to participate in this offering.

Each subscription right will entitle you to purchase one unit, which we refer to as the basic subscription right, at a subscription price per unit of $1,000. Each unit will be comprised of one shares of Series 5 Convertible Preferred Stock and 300 warrants to purchase common stock. Each share of Series 5 Convertible Preferred Stock will be convertible, at the option of the holder at any time, into the number of shares of our common stock determined by dividing the $1,000 stated value per share of the Series 5 Convertible Preferred Stock by a conversion price of $3.33 per share, subject to adjustment. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $3.33 per share from the date of issuance through its expiration that is five years after the date of issuance.

The Series 5 Convertible Preferred Stock and warrants comprising the units will separate upon the closing of the rights offering and will be issued separately but may only be purchased as a unit, and the units will not trade as a separate security. The subscription rights will not be tradable.  Holders of our Series 4 Convertible Preferred Stock and participating warrants as of the record date will receive subscription rights pursuant to the terms of those securities. Of the aggregate unit amount, 30% shall be offered for purchase by the investors (the “January 2018 Investors”) signatory to the Securities Purchase Agreement, dated January 5, 2018 (the “January 2018 SPA”), in accordance with the participation rights granted thereunder. For a detailed discussion, see “The Rights Offering — Limitation on the Purchase of Units.”

Any rights certificates previously distributed to holders of our common stock, Series 4 Convertible Preferred Stock or participating warrants are hereby deemed to be amended to reflect the foregoing clarifications to the offering.

The over-subscription privilege and allocation mechanics in the rights offering remain unchanged from before. Accordingly, if you exercise your basic subscription rights in full, and any portion of the units remain available under the rights offering, you will be entitled to an over-subscription privilege to purchase a portion of the unsubscribed units at the subscription price, subject to proration and ownership limitations, which we refer to as the over-subscription privilege. Each subscription right consists of a basic subscription right and an over-subscription privilege, which we refer to as the subscription right.

The subscription rights will expire if they are not exercised by 5:00 p.m., Eastern Time, on January 11, 2019, unless the rights offering is extended or earlier terminated by us. If we elect to extend the rights offering, we will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the next business day after the most recently announced expiration date of the rights offering. We may extend the rights offering for additional periods in our sole discretion. Once made, all exercises of subscription rights are irrevocable.

As a result of the foregoing clarification to the offering amount of the rights offering, any holders of subscription rights who have already exercised their subscription rights, or who submit election forms referencing the original terms, will be considered to have exercised their subscription rights to purchase the units with the increased offering amount.

We have not entered into any standby purchase agreement or other similar arrangement in connection with the rights offering. The rights offering is being conducted on a best-efforts basis and there is no minimum amount of proceeds necessary to be received in order for us to close the rights offering.

We have engaged Maxim Group LLC to act as dealer-manager in the rights offering.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page S-17 of the original prospectus supplement. You should carefully consider these risk factors, as well as the information contained in this Amendment No. 3, the original prospectus supplement and the accompanying prospectus, before you invest.

Broadridge Corporate Issuer Solutions, Inc. is serving as the subscription agent and information agent for the rights offering. The subscription agent will hold the funds we receive from subscribers until we complete, abandon or terminate the rights offering. If you want to participate in this rights offering and you are the record holder of your shares or participating warrants, we recommend that you submit your subscription documents to the subscription agent well before the deadline. If you want to participate in this rights offering and you hold shares through your broker, dealer, bank or other nominee, you should promptly contact your broker, dealer, bank or other nominee and submit your subscription documents in accordance with the instructions and within the time period provided by your broker, dealer, bank or other nominee. For a detailed discussion, see “The Rights Offering — The Subscription Rights.”

Our board of directors reserves the right to terminate the rights offering for any reason any time before the closing of the rights offering. If we terminate the rights offering, all subscription payments received will be returned within 10 business days, without interest or deduction. We expect the rights offering to expire on or about January 11, 2019, subject to our right to extend the rights offering as described above, and that we would close on subscriptions within five business days of such date.

Our common stock is listed on the Nasdaq Capital Market under the symbol “INPX.” On January 10, 2019, the last reported sale price of our common stock was $4.30 per share. There is no established public trading market for the Series 5 Convertible Preferred Stock or the warrants. We do not intend to apply for listing of the Series 5 Convertible Preferred Stock on any securities exchange or recognized trading system. However, we intend to apply to list the warrants on the Nasdaq Capital Market. We cannot guarantee that the warrants will be approved for listing on Nasdaq. The subscription rights are non-transferrable and will not be listed for trading on the Nasdaq Capital Market or any other securities exchange or market. You are urged to obtain a current price quote for our common stock before exercising your subscription rights.

	Per Unit	Total(2)
Subscription price	$1,000	$10,000,000
Dealer-Manager fees and expenses (1)	$65	$650,000
Proceeds to us, before expenses	$935	$9,350,000

(1)	In connection with this rights offering, we have agreed to pay to Maxim Group LLC as the dealer-manager a cash fee equal to 6.5% of the gross proceeds received by us directly from exercises of the subscription rights. We have also agreed to reimburse the dealer-manager for its expenses up to $75,000. See “Plan of Distribution.”

(2)	Assumes the rights offering is fully subscribed, but excludes proceeds from the exercise of warrants included within the units. Does not include any additional units that may be sold to the extent the amount of units offered is increased by up to 20%.

Our board of directors is making no recommendation regarding your exercise of the subscription rights. You should carefully consider whether to exercise your subscription rights before the expiration date. You may not revoke or revise any exercises of subscription rights once made.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Amendment No. 3, the original prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Dealer-Manager

Maxim Group LLC

The date of this Amendment No. 3 to prospectus supplement is January 11, 2019

Explanatory Note

This Amendment No. 3 to prospectus supplement amends and supplements the original prospectus supplement to clarify that the Company, in its sole discretion, can increase the offering amount by 20% for an amount of gross proceeds not to exceed $12 million. All references in the original prospectus supplement to the sale of units of up to $10 million are hereby amended to reflect an offering amount of up to $10 million, subject to a 20% increase. All references to 10,000 shares of Series 5 Convertible Preferred Stock are hereby amended to reflect 10,000 shares of Series 5 Convertible Preferred Stock, subject to a 20% increase. All references to warrants to purchase up to 3,000,000 shares of common stock are hereby amended to reflect warrants to purchase up to 3,000,000 shares of common stock, subject to a 20% increase. All references to the amount of units that may be purchased by January 2018 Investors in accordance with the participation rights granted under the January 2018 SPA are hereby amended to reflect that such January 2018 Investors may purchase up to 30% of units offered in the rights offering, as such unit amount may be increased by the Company, in accordance with the participation rights granted under the January 2018 SPA. All references to the prospectus supplement are hereby amended to refer to the original prospectus supplement, as amended by this Amendment No. 3.

The sections of the original prospectus supplement entitled “Rights Offering Summary,” “Use of Proceeds” and “Dilution” are hereby replaced by the following new Rights Offering Summary, Use of Proceeds and Dilution sections (which reflect the clarifications to the offering amount and the amount of units that may be purchased by January 2018 Investors).

This Amendment No. 3 should be read in conjunction with and is qualified by reference to the original prospectus supplement, except to the extent that the information provided by this Amendment No. 3 supersedes the information contained in the original prospectus supplement.

RIGHTS OFFERING SUMMARY

Securities to be Offered:	We are distributing to you, at no charge, one non-transferable subscription right to purchase one unit for each share of our common stock (or share of common stock issuable upon conversion of our Series 4 Convertible Preferred Stock or exercise of our participating warrants) that you owned as of the record date. Each unit consists of one share of Series 5 Convertible Preferred Stock and 300 warrants.

Size of Offering:	10,000 units (which may be increased to an amount up to 12,000 units).

Subscription Price:	$1,000 per unit.

Series 5 Convertible Preferred Stock:	Each share of Series 5 Convertible Preferred Stock will be convertible, at the option of the holder at any time, into the number of shares of our common stock determined by dividing the $1,000 stated value per share of the Series 5 Convertible Preferred Stock by a conversion price of $3.33 per share, subject to adjustment. The Series 5 Convertible Preferred Stock has certain conversion rights and dividend rights.

Warrants:

Each warrant entitles the holder to purchase one share of common stock at an exercise price of $3.33 per share from the closing date through its expiration that is five years from the date of issuance. The warrants will be exercisable for cash. At any time at least one year after the issuance date, at our option, we may redeem the warrants for $8.50 per warrant if our common stock closes above $8.50 per share for ten consecutive trading days.

If at any time there is no effective registration statement registering, or the prospectus contained therein is not available for issuance of, the shares issuable upon exercise of the warrant, the holder may exercise the warrant on a cashless basis. Additionally, at the option of the holder, on any trading day after 25 days after the closing date of this offering, if the daily volume weighted average price of our common stock fails to exceed the exercise price of the warrants, the aggregate number of warrant shares issuable in a cashless exercise shall equal the product of (i) the aggregate number of warrant shares that would be issuable upon exercise of the warrants if such exercise were by means of a cash exercise and (ii) 0.60.

Record Date:	5:00 p.m., Eastern Time, December 6, 2018.

Basic Subscription Rights:	Each subscription right entitles you to purchase one unit at the subscription price. You may not purchase a partial unit.

Over-Subscription Privilege:	If you exercise your basic subscription rights in full, you may also choose to purchase a portion of the units that are not purchased by our other holders of common stock, Series 4 Convertible Preferred Stock and participating warrants through the exercise of their basic subscription rights, subject to proration and stock ownership limitations described elsewhere in this prospectus supplement.

Expiration date:	The subscription rights will expire at 5:00 p.m., Eastern Time, on January 11, 2019.

Procedure for Exercising Subscription Rights:

To exercise your subscription rights, you must take the following steps:

If as of the record date you are a record holder of our common stock, Series 4 Convertible Preferred Stock or participating warrants, you must deliver payment and a properly completed rights certificate to the subscription agent to be received before 5:00 p.m., Eastern Time, on January 11, 2019. You may deliver the documents and payments by first class mail or courier service. If you use first class mail for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If you are a beneficial owner of shares of common stock, Series 4 Convertible Preferred Stock or participating warrants that are registered in the name of a broker, dealer, bank or other nominee, you should instruct your broker, dealer, bank or other nominee to exercise your subscription rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 p.m., Eastern Time, on January 11, 2019.

Delivery of Shares and Warrants:	As soon as practicable after the expiration of the rights offering, and within five business days thereof, we expect to close on subscriptions and for the subscription agent to arrange for the issuance of the shares of Series 5 Convertible Preferred Stock and warrants purchased pursuant to the rights offering. All shares and warrants that are purchased in the rights offering will be issued in book-entry, or uncertificated, form meaning that you will receive a direct registration, or DRS, account statement from our transfer agent reflecting ownership of these securities if you are a holder of record of shares or participating warrants. If you hold your shares or participating warrants in the name of a bank, broker, dealer, or other nominee, DTC will credit your account with your nominee with the securities you purchased in the rights offering.

Non-transferability of Subscription Rights:	The subscription rights may not be sold, transferred, assigned or given away to anyone. The subscription rights will not be listed for trading on any stock exchange or market.

Transferability of Warrants:	The warrants will be separately transferable following their issuance and through their expiration five years from the date of issuance.

No board recommendation:	Our board of directors is not making a recommendation regarding your exercise of the subscription rights. You are urged to make your decision to invest based on your own assessment of our business and financial condition, our prospects for the future, the terms of the rights offering, the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and other information relevant to your circumstances. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our securities.

No Revocation:	All exercises of subscription rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your subscription rights.

Participation Rights and Exchange Cap

In accordance with the participation rights granted to the January 2018 Investors pursuant to the January 2018 SPA, such investors have the right to participate in this rights offering in an aggregate amount of up to 30% of the this offering. Accordingly, the January 2018 Investors will be able to purchase up to 3,000 units for an aggregate amount of $3 million, subject to an increase in the overall offering amount (the “Investor Participation Amount”). If the amount purchased by the January 2018 Investors is less than the Investor Participation Amount, then such remaining portion shall be allocated as subscription rights to our holders of common stock, Series 4 Convertible Preferred Stock and participating warrants as of the record date.

The Company will not issue any shares of common stock upon the conversion or exercise of the Series 5 Convertible Preferred Stock or warrants, respectively, purchased by the January 2018 Investors pursuant to the January 2018 SPA if the issuance of such shares of common stock would, together with any other issuance of shares of common stock that would be aggregated with such issuance, exceed 19.99% of the number of shares of our common stock outstanding on the trading day immediately preceding the closing date of this offering (subject to adjustment for reverse and forward stock splits, recapitalizations and similar transactions) (such number of shares, the “Exchange Cap”), unless stockholder approval is obtained for such issuances or the Company obtains a waiver from Nasdaq. Any January 2018 Investor participating in this offering will be entitled to a portion of the Exchange Cap equal to the quotient obtained by dividing (x) the original stated value of such January 2018 Investor’s Series 5 Convertible Preferred Stock by (y) the aggregate stated value of all Series 5 Convertible Preferred Stock issued on the closing date of this offering to all January 2018 Investors. In addition, any January 2018 Investor participating in this offering may allocate its pro-rata portion of the Exchange Cap among Series 5 Convertible Preferred Stock and warrants held by it in its sole discretion. Such portion will be adjusted upward ratably in the event such January 2018 Investor no longer holds any Series 5 Convertible Preferred Stock or warrants and the amount of shares issued to such January 2018 Investor pursuant to its Series 5 Convertible Preferred Stock and warrants was less than such January 2018 Investor’s pro-rata share of the Exchange Cap.

April 2018 Investor Anti-Dilution Protection	Existing warrants issued by the Company on April 24, 2018 (the “April 2018 Warrants”) and the Series 4 Convertible Preferred Stock provide for adjustment of the then applicable exercise price if the Company shall sell or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any common stock or common stock equivalents, at an effective price per share that is less than the exercise price or conversion price, as applicable, then in effect, with a floor of $4.96. The issuance of the units in this offering constitutes a dilutive issuance under the April 2018 Warrants and the Series 4 Convertible Preferred Stock and as a result, upon issuance of the shares and warrants in this offering at closing, the exercise price of the April 2018 Warrants and the conversion price of the Series 4 Convertible Preferred Stock shall be reduced to the floor price of $4.96 (subject to adjustment for reverse and forward stock splits, recapitalizations and similar transactions) and result in a proportional increase in the number of shares of common stock underlying the April 2018 Warrants and the Series 4 Convertible Preferred Stock.

Use of Proceeds	Assuming the exercise of subscription rights to purchase all 10,000 units offered in the rights offering, after deducting dealer-manager fees and other fees and expenses, but excluding any proceeds received upon exercise of any warrants, we estimate the net proceeds from the rights offering will be approximately $8.9 million ($10.77 million if the offering amount is increased to $12 million). We intend to use the net proceeds for general corporate purposes, which include, but are not limited to, research and development, sales and marketing and the satisfaction of outstanding amounts payable to our vendors in connection with trade payables. Additionally, we may use a portion of the net proceeds of this rights offering to finance acquisitions of, or investments in, competitive and complementary businesses, products or services as a part of our growth strategy. However, we currently have no commitments with respect to any such acquisitions or investments, and for general and administrative expenses. We may also use a portion of the net proceeds to pay off outstanding indebtedness, if any, and/or acquire or invest in complementary businesses, products and technologies. See “Use of Proceeds.”

Maximum Exercise of Subscription Rights:	Unless we otherwise agree in writing, a person or entity, together with related persons or entities, may not exercise subscription rights (including over-subscription privileges) to purchase units that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning in excess of 19.99% of our issued and outstanding shares of common stock following the closing of the transactions contemplated by this rights offering. In addition, to the extent that any holder of Series 4 Convertible Preferred Stock or participating warrant participating in this rights offering would result in the holder exceeding the beneficial ownership limitation set forth in such securities, then the holder will not be entitled to participate in this rights offering.

Material U.S. Federal Income Tax Consequences:	For U.S. federal income tax purposes, it is unclear whether you will recognize income in connection with the receipt of subscription rights in the rights offering. The participation in this rights offering by holders of Series 4 Convertible Preferred Stock could cause this rights offering to be taxable to all participants. However, we believe you will not recognize gain or loss upon the exercise of a subscription right. You should consult your own tax advisor as to the tax consequences of the rights offering in light of your particular circumstances. See “Material U.S. Federal Income Tax Consequences.”

Extension and Termination:	We may extend the rights offering for additional time in our sole discretion, although we do not presently intend to do so. Our board of directors may also terminate the rights offering for any reason prior to its completion.

Subscription Agent:	Broadridge Corporate Issuer Solutions, Inc.

Questions:	If you have any questions about the rights offering, please contact the subscription and information agent, Broadridge Corporate Issuer Solutions, Inc., at (888) 789-8409 (toll free).

Market for Common Stock:	Our common stock is listed on the Nasdaq Capital Market under the symbol “INPX.”

Market for Preferred Stock:	There is no established public trading market for the Series 5 Convertible Preferred Stock, and we do not expect a market to develop. In addition, we do not currently intend to apply for listing of the Series 5 Convertible Preferred Stock on any securities exchange or recognized trading system.

Market for Warrants:	We intend to list the warrants on the Nasdaq Capital Market, but there is no established trading market for the warrants, and the warrants may not be widely distributed. We cannot guarantee that the warrants will be approved for listing on Nasdaq.

Dealer-Manager	Maxim Group LLC.

USE OF PROCEEDS

Assuming that all 10,000 units are subscribed for in the rights offering, we estimate that the net proceeds from the rights offering will be approximately $8.9 million (or $10.77 million if we increase the offering amount to a maximum amount of $12 million and all 12,000 units are subscribed for), after deducting expenses relating to this offering payable by us estimated at approximately $1.1 million (or $1.23 million if we increase the offering amount to a maximum amount of $12 million and all 12,000 units are subscribed for), including dealer-manager fees and expenses and excluding any proceeds received upon exercise of any of the Warrants.

We currently intend to use the net proceeds from the sale of securities offered by this prospectus supplement for working capital and general corporate purposes (including research and development, sales and marketing and the satisfaction of outstanding amounts payable to our vendors in connection with trade payables). Additionally, we may use a portion of the net proceeds of this rights offering to finance acquisitions of, or investments in, competitive and complementary businesses, products or services as a part of our growth strategy. However, we currently have no commitments with respect to any such acquisitions or investments. We expect to use any proceeds we receive from the exercise of warrants for substantially the same purposes and in substantially the same manner.

Investors are cautioned, however, that expenditures may vary substantially from these uses. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including the amount of cash generated by our operations, the amount of competition and other operational factors. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

DILUTION

Purchasers of our common stock, which is issuable upon conversion of the Series 5 Convertible Preferred Stock and upon exercise of the warrants contained in the units, will experience an immediate dilution of the net tangible book value per share of our common stock. Our net tangible book value as of September 30, 2018 was approximately $1.4 million, or $1.08 per share of our common stock. Net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the number of shares of our outstanding common stock.

Dilution per share of common stock equals the difference between the subscription price per unit paid by purchasers in the rights offering (ascribing no value to the warrants contained in the units) and the net tangible book value per share of our common stock immediately after the rights offering.

Based on the sale by us in this rights offering of a maximum of 10,000 units (consisting of 10,000 shares of Series 5 Convertible Preferred Stock and warrants to purchase an aggregate of 3,000,000 shares of common stock upon exercise), at the subscription price of $1,000 per unit, and after deducting estimated offering expenses and dealer-manager fees and expenses payable by us and assuming no exercise of the warrants, our pro forma net tangible book value as of September 30, 2018 would have been approximately $10.3 million, or $2.40 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $1.32 per share and an immediate dilution to purchasers in the rights offering of $0.93 per share. The following table illustrates this per-share dilution:

Series 5 Convertible Preferred Stock Conversion Price		$3.33
Net tangible book value per share as of September 30, 2018	$1.08
Increase in net tangible book value per share attributable to rights offering	$1.32
Pro forma net tangible book value per share as of September 30, 2018, after giving effect to rights offering		$2.40
Dilution in net tangible book value per share to purchasers in the rights offering		$0.93

If we increase the amount of units offered from 10,000 to 12,000 units and all such units are subscribed for, after deducting estimated offering expenses and dealer-manager fees and expenses payable by us and assuming no exercise of the warrants, our pro forma net tangible book value as of September 30, 2018 would have been approximately $12.2 million, or $2.49 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $1.41 per share and an immediate dilution to purchasers in the rights offering of $0.84 per share.

For purposes of calculating pro forma net tangible book value, the above table is based on 1,281,113 shares of our common stock issued and outstanding as of September 30, 2018 and assumes the issuance of 3,000,000 shares of our common stock upon the full conversion of the Series 5 Convertible Preferred Stock in connection with this rights offering (without taking into account any adjustments for fractional shares) and does not include the following as of such date:

●	2,640 shares of common stock authorized for issuance under the 2011 Employee Stock Incentive Plan, of which 147 shares of common stock are underlying outstanding options having a weighted average exercise price of $28,408.22 per share, 4,000,000 shares of common stock available for issuance under the 2018 Employee Stock Incentive Plan, of which 67,272 shares of common stock are underlying outstanding options having a weighted average exercise price of $14.06 and 35 shares of common stock underlying outstanding options not under the 2011 or 2018 Employee Stock Incentive Plan having a weighted average of $48,600.00 per share;

●	1,646,509 shares of common stock issuable upon the exercise of outstanding warrants, having a weighted average exercise price of $28.34 per share;

●	15,881 shares of restricted common stock issuable upon the conversion of the outstanding principal balance of $1,745,000 plus $160,601.84 in interest of an outstanding convertible promissory note issued on November 17, 2017, as amended on January 5, 2018, as of September 30, 2018, at a conversion price equal to $120;

●	1,100 shares of common stock reserved for issuance to investor relations firms;

●	additional shares of common stock issuable under the April 2018 Warrants and the Series 4 Convertible Preferred Stock in connection with the anti-dilution protection provisions contained therein that will be triggered upon the closing of this rights offering;

●	the warrants to be issued in this rights offering;

●	1,000,000 additional shares of common stock available for issuance under the 2018 Employee Stock Incentive Plan as of October 1, 2018;

●	1,000,000 additional shares of common stock available for issuance under the 2018 Employee Stock Incentive Plan as of January 1, 2019; and

●	shares of common stock or other securities of the Company convertible or exercisable for shares of common stock issued after September 30, 2018.

Subscription Rights to Purchase Up to 10,000 Units

Consisting of an Aggregate of Up to 10,000 Shares of Series 5 Convertible Preferred Stock

and Warrants to Purchase Up to 3,000,000 Shares of Common Stock

at a Subscription Price of $1,000 Per Unit

Dealer-Manager

Maxim Group LLC

January 11, 2019